IVY HIGH INCOME OPPORTUNITIES FUND

6300 LAMAR AVENUE

SHAWNEE MISSION, KANSAS 66202-4200

May 29, 2013

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy High Income Opportunities Fund (Registrant)
File Nos. 811-22800 and 333-186489

Dear Ms. Cole:

Per the Staff’s request, I am confirming on behalf of the Registrant that Ivy Investment Management Company (the “Adviser”) may not recoup any of the Registrant’s (i) organizational expenses or (ii) offering expenses in excess of $.04 per common share, which the Adviser has agreed to pay in connection with the Registrant’s offering of public shares.

If you should require additional information, please call me at (913) 236-2432.

Very Truly Yours,

/s/ Mara D. Herrington
Mara D. Herrington
Secretary